TRIAN ACQUISITION I CORP.
                                280 Park Avenue
                                   41st Floor
                            New York, New York 10017




                                                         January 18, 2008


VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:  Peggy Fischer

                           Train Acquisition I Corp.
                           Registration Statement on
                         FORM S-1 (FILE NO. 333-147094)

Dear Ms. Fischer:

         Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-1 (the "S-1") relating to the registration of 86,250,000 units (the "UNITS") (including 11,250,000 Units to cover over-allotments), each Unit consisting of one share of common stock, par value $0.0001 per share ("COMMON STOCK"), of Trian Acquisition I Corp. (the "COMPANY"), and one warrant to purchase one share of Common Stock, be accelerated to January 23, 2008 at 4:00 p.m. E.S.T. or as soon thereafter as may be practicable.

         The Company hereby further requests that the effective date of its Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended (Registration No. 001-33920) (the "FORM 8-A" and, together with the S-1, the "REGISTRATION STATEMENTS"), also be accelerated to the same time as the S-1.

         The Company hereby acknowledges that:

         o should the Securities and Exchange Commission (the "COMMISSION") or the Staff of the Commission (the "STAFF"), acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the Registration Statements;

         o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statements; and

         o the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statements. If you have any questions regarding the foregoing, please contact John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025.

                                    Very truly yours,


                                    By:  /s/ Greg Essner
                                         --------------------------------------
                                         Name:  Greg Essner
                                         Title: Treasurer, Chief Financial
                                                Officer and Assistant Secretary

January 18, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Re:   Trian Acquisition I Corp.
      Registration Statement No. 333-147094


Gentlemen:

We hereby join the company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. on January 23, 2008, or as soon thereafter as possible, pursuant to Rule 430A.

The underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. The undersigned, as representatives of the underwriters, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

In connection with the foregoing and pursuant to Rule 460 please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated January 7, 2008.


                    N.Y.S.E.                                                 1
                    Financial Services and Publications                     15
                    FINRA                                                    5
                    Underwriters                                         5,700
                    Dealers                                                 22
                    Individuals & Corporations                             869
                    MLPF&S Inc. Branch Offices                           2,212
                                                                         -----
                                                                Copies   8,824

                               Very truly yours,

                               DEUTSCHE BANK SECURITIES INC.
                               MERRILL LYNCH, PIERCE, FENNER & SMITH
                               INCORPORATED
                               As Representatives of the Underwriters


                               DEUTSCHE BANK SECURITIES INC.


                               By: /s/ Bradley S. Miller
                                   -------------------------------------------
                                   Brad Miller
                                   Managing Director


                               By: /s/ Chris Cormier
                                   -------------------------------------------
                                   Chris Cormier
                                   Director


                               MERRILL LYNCH, PIERCE, FENNER & SMITH
                               INCORPORATED

                               By: /s/ Palma Mazzolla
                                   -------------------------------------------
                                   Palma Mazzolla
                                   Authorized Signatory